Exhibit (a)(1)(E)

Dear Warrant Holders:

We are pleased to offer qualified warrant holders with an opportunity to exchange certain outstanding warrants for shares of our common stock, par value $0.001 per share, at the ratio of three warrants for one share of common stock. Warrants that are dated March 9, 2007, November 5, 2008 and November 10, 2008 and that have unlimited “down round” price protection are eligible for the exchange. Participation in the offer is voluntary. To participate in the offer, you must properly tender your eligible warrants prior to 5:00 p.m., Pacific Time, on December 29, 2010, unless we extend the period of time the offer is open. We are making this offer upon the terms and subject to the conditions described in this offer to exchange.

The following summarizes the principal terms of the exchange offer:

•	Eligible warrants. The offer relates to our outstanding warrants dated March 9, 2007, November 5, 2008 and November 10, 2008 that have unlimited “down round” price protection.

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Exchange ratio. The exchange ratio shall be three warrants tendered for each share of common stock or 3:1. For example, if an eligible holder surrenders warrants to purchase 300 shares of common stock, he or she would receive 100 shares of common stock.

•	Offering period. The offer will end at 5:00 p.m., Pacific Time, on December 29, 2010, unless we extend the offer. We refer to the date and time this offer ends as the expiration date.

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Tender of warrants. You may voluntarily decide if you should exchange your warrants. If you elect to exchange your warrants, you may elect to tender some or all of your eligible warrants. If you do not participate in this offer, you will retain your existing warrants, without any change.

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Withdrawal of elections. You may change your mind after you have tendered warrants and withdraw some or all tendered warrants from the offer at any time before the expiration date. However, you will be bound by the last properly submitted election form or withdrawal form that we receive prior to the expiration date.

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Cancellation of exchanged warrants. The warrants that are properly tendered and not validly withdrawn will be cancelled on the first business day after the expiration date. We refer to this date as the cancellation date. We expect the cancellation date to be December 30, 2010, unless we extend the offer.

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Issuance of common stock. We will issue the new shares of common stock on the first business day after the expiration date. We refer to this date as the issuance date. We expect the issuance date to be December 30, 2010, unless we extend the offer.

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Terms of common stock. The shares of common stock issued in the exchange will be fully paid and non-assessable. As long as you are not an affiliate of Cardium Therapeutics, Inc., the shares will be freely transferable.

As detailed in the enclosed documents, Cardium has decided to make this offer for a number of reasons including: (1) provide holders with a current economic benefit for their warrants (2) increase the public float to enhance trading liquidity for our common stock (3) reduce the number of common stock derivatives outstanding and the potential dilution that would result from their exercise (4) eliminate the derivative liability and non-cash expense resulting from the “down round” price (5) protection included in the eligible warrants; and (6) increase our stockholders’ equity in an effort to meet the NYSE Amex’s continued listing requirements for minimum shareholders equity.

Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should participate in the offer. Our common stock is traded on the NYSE Amex Stock Market under the symbol “CXM.” On December 1, 2010, the last trading day before the commencement of this offer, the closing price of our common stock as reported by the NYSE Amex Stock Market was $0.463. You should obtain current market quotations for our common stock before deciding whether to tender any of your eligible warrants.

If you have any questions, please contact Dennis Mulroy, Cardium’s Chief Financial Officer at dmulroy@cardiumthx.com or (858) 436-1040.

Most sincerely,

/s/    CHRISTOPHER J. REINHARD

Christopher J. Reinhard

Chairman and Chief Executive Officer

December 2, 2010